                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended:   December 31, 1997
                                  ----------------------------------------------

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from _______________ to _______________

       Commission file number 0-23214.
                              -------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Samsonite Corporation Employee Savings Trust
                                    --------------------------------------------


Date:    July 13, 1998                By:      /s/Richard H. Wiley
     --------------------                ---------------------------------------
                                         Richard H. Wiley
                                         Samsonite Corporation
                                         Chief Financial Officer and Treasurer

                                                          SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST


                                                                        CONTENTS


Report of Independent Certified Public Accountants                            3

Financial Statements

   Statement of Net Assets Available for Benefits                         4 - 5

   Statement of Changes in Net Assets Available for Benefits              6 - 7

   Summary of Accounting Policies                                             8

   Notes to Financial Statements                                         9 - 14

Schedule 1 - Item 27a - Schedule of Assets
   Held for Investment Purposes                                              15

Schedule 2 - Item 27d - Schedule of Reportable
   Transactions                                                              16

Exhibit 23 - Consent of BDO Seidman LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Plan Administrator of Samsonite Corporation
  Employee Savings Trust

We have audited the accompanying statements of net assets available for benefits of the Samsonite Corporation Employee Savings Trust (the "Plan") as of December 31, 1997 and 1996 and the statements of changes in net assets available for benefits for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Samsonite Corporation Employee Savings Trust at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                            /s/ BDO Seidman, LLP


Denver, Colorado
June 19, 1998

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                               Investment Funds
                                             --------------------------------------------------------------------------------------
                                                  Fixed        Equity                                                  Aggressive
                                                  Income       Income       Balanced       Indexed        Growth         Growth
December 31, 1997                                  Fund         Fund          Fund          Fund           Fund           Fund
---------------------------------------------------------------------------------------------------------------------------------

Assets:

Cash                                         $           - $           - $           - $            - $            - $          -

Investments, at fair value (Note 2):
 Guaranteed Income Fund                         11,207,910             -             -              -              -            -
 Lifetime 60                                             -             -        40,727              -              -            -
 Lifetime 50                                             -             -       255,364              -              -            -
 Lifetime 40                                             -             -     5,213,657              -              -            -
 Lifetime 30                                             -             -        33,960              -              -            -
 Lifetime 20                                             -             -         9,755              -              -            -
 Fidelity Equity Income II Fund                          -     9,716,371             -              -              -            -
 Stock Market Index Fund                                 -             -             -      5,884,588              -            -
 Fidelity Contra Fund                                    -             -             -              -      2,434,009            -
 Founders Growth Fund                                    -             -             -              -        575,926            -
 PBHG Growth Fund                                        -             -             -              -              -      300,282
 Janus Worldwide Fund                                    -             -             -              -              -            -
 Samsonite Stock                                         -             -             -              -              -            -
 Loans to participants                                   -             -             -              -              -            -
---------------------------------------------------------------------------------------------------------------------------------
Total investments                               11,207,910     9,716,371     5,553,463      5,884,588      3,009,935      300,282
---------------------------------------------------------------------------------------------------------------------------------
Other receivables                                        -           246           153              -              -            -
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                    11,207,910     9,716,617     5,553,616      5,884,588      3,009,935      300,282
---------------------------------------------------------------------------------------------------------------------------------
Interfund receivable/payable                             -             -             -       (167,100)            -            -
---------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits            $  11,207,910 $   9,716,617 $   5,553,616 $    5,717,488 $    3,009,935 $    300,282
---------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------

                                          International    Samsonite               Participant
December 31, 1997                             Fund           Stock       Total        Loans        Total
---------------------------------------------------------------------------------------------------------------

Assets:

Cash                                  $             -  $   19,243   $    19,243   $         -   $    19,243

Investments, at fair value (Note 2):
 Guaranteed Income Fund                             -           -    11,207,910             -    11,207,910
 Lifetime 60                                        -           -        40,727             -        40,727
 Lifetime 50                                        -           -       255,364             -       255,364
 Lifetime 40                                        -           -     5,213,657             -     5,213,657
 Lifetime 30                                        -           -        33,960             -        33,960
 Lifetime 20                                        -           -         9,755             -         9,755
 Fidelity Equity Income II Fund                     -           -     9,716,371             -     9,716,371
 Stock Market Index Fund                            -           -     5,884,588             -     5,884,588
 Fidelity Contra Fund                               -           -     2,434,009             -     2,434,009
 Founders Growth Fund                               -           -       575,926             -       575,926
 PBHG Growth Fund                                   -           -       300,282             -       300,282
 Janus Worldwide Fund                       1,871,981           -     1,871,981             -     1,871,981
 Samsonite Stock                                    -     194,961       194,961             -       194,961
 Loans to participants                              -           -             -       835,703       835,703
---------------------------------------------------------------------------------------------------------------
Total investments                           1,871,981     194,961    37,739,491       835,703    38,575,194
---------------------------------------------------------------------------------------------------------------
Other receivables                                   -           -           399             -           399
---------------------------------------------------------------------------------------------------------------
Total assets                                1,871,981     214,204    37,759,133       835,703    38,594,836
---------------------------------------------------------------------------------------------------------------
Interfund receivable/payable                  167,100           -             -             -             -
---------------------------------------------------------------------------------------------------------------
Net assets available for benefits     $     2,039,081  $  214,204   $37,759,133   $   835,703   $38,594,836
---------------------------------------------------------------------------------------------------------------

                              See accompanying summary of accounting policies and notes to financial statements.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                     Investment Funds
                                          ------------------------------------------------------------------------
                                             Fixed           Equity          Balanced        Indexed
December 31, 1996                         Income Fund      Income Fund         Fund           Fund          Total
------------------------------------------------------------------------------------------------------------------

Assets:
Investments, at fair value (Note 2):
 BT Pyramid Directed Account Cash Fund    $11,266,550     $7,997,705     $3,257,020     $4,443,208     $26,964,483
 Pimco Total Return Fund                            -              -      1,645,408              -       1,645,408
 Loans to participants                              -              -              -              -               -
------------------------------------------------------------------------------------------------------------------
Total investments                          11,266,550      7,997,705      4,902,428      4,443,208      28,609,891
------------------------------------------------------------------------------------------------------------------
Receivables:
 Employer contributions                       (66,073)        18,566         13,860        (33,280)        (66,927)
 Interest income                                4,737          1,273            521         (2,238)          4,293
------------------------------------------------------------------------------------------------------------------
Total receivables                             (61,336)        19,839         14,381        (35,518)        (62,634)
------------------------------------------------------------------------------------------------------------------
Liabilities -
 Unallocated forfeitures                       61,865         52,110         35,118         10,478         159,571
------------------------------------------------------------------------------------------------------------------
Transfer from American Tourister (Note 3)           -              -              -              -               -
------------------------------------------------------------------------------------------------------------------
Interfund transfers                           247,260       (220,948)       (19,205)        (7,107)              -
------------------------------------------------------------------------------------------------------------------
Net assets available for benefits         $11,390,609     $7,744,486     $4,862,486     $4,390,105     $28,387,686
------------------------------------------------------------------------------------------------------------------

                                                                 Transfer
                                                                   from
                                               Participant       American
December 31, 1996                                 Loans          Tourister       Total
----------------------------------------------------------------------------------------------

Assets:
Investments, at fair value (Note 2):
 BT Pyramid Directed Account Cash Fund     $            -     $          -   $  26,964,483
 Pimco Total Return Fund                                -                -       1,645,408
 Loans to participants                            623,048                -         623,048
----------------------------------------------------------------------------------------------
Total investments                                 623,048                -      29,232,939
----------------------------------------------------------------------------------------------
Receivables:
 Employer contributions                                 -                -         (66,927)
 Interest income                                        -                -           4,293
----------------------------------------------------------------------------------------------
Total receivables                                       -                -         (62,634)
----------------------------------------------------------------------------------------------
Liabilities -
 Unallocated forfeitures                                -                -         159,571
----------------------------------------------------------------------------------------------
Transfer from American Tourister (Note 3)         154,294        6,817,042       6,971,336
----------------------------------------------------------------------------------------------
Interfund transfers                                     -                -               -
----------------------------------------------------------------------------------------------
Net assets available for benefits          $      777,342     $  6,817,042   $  35,982,070
----------------------------------------------------------------------------------------------
            See accompanying summary of accounting policies and notes to financial statements.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       Investment Funds
                                 ---------------------------------------------------------------------------------------------------
                                       Fixed        Equity                                                    Aggressive
                                       Income       Income        Balanced       Indexed         Growth         Growth
Year Ended December 31, 1997            Fund         Fund           Fund           Fund           Fund           Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions:
 Interest income                    $   720,606   $         -   $         -    $          -   $         -    $         -
 Net appreciation (depreciation)
  of investments                              -     2,286,565       852,170       1,316,916       505,391         23,408
 Earnings (losses) prior to transfer      1,794         1,272       (11,662)            707             -              -
 Employee contributions
  (Note 1)                              613,789       625,265       430,613         468,152       246,535         50,638
 Employer contributions
  (Note 1)                              224,784       221,063       124,948         132,899        87,008         15,253
------------------------------------------------------------------------------------------------------------------------------------
Total additions                       1,560,973     3,134,165     1,396,069       1,918,674       838,934         89,299
------------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions           2,869,038     1,945,797       825,305         684,882       314,595            (10)
 Forfeitures                             28,774        45,794        24,064           5,413        11,990             33
 Administrative expenses                  1,394           718         1,309             309           258              -
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                      2,899,206     1,992,309       850,678         690,604       326,843             23
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)              (1,338,233)    1,141,856       545,391       1,228,070       512,091         89,276
------------------------------------------------------------------------------------------------------------------------------------
Transfer from American
 Tourister (Note 3)                   1,742,567     1,969,304     1,044,801               -     1,980,320              -
------------------------------------------------------------------------------------------------------------------------------------
Interfund transfers                    (587,033)   (1,139,029)     (899,062)         99,313       517,524        211,006
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 benefits, beginning of year         11,390,609     7,744,486     4,862,486       4,390,105             -              -
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 benefits, end of year              $11,207,910   $ 9,716,617   $ 5,553,616    $  5,717,488   $ 3,009,935    $   300,282
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------                     Transfer
                                                                                                   from
                                    International     Samsonite                  Participant     American
Year Ended December 31, 1997            Fund            Stock          Total        Loans        Tourister        Total
------------------------------------------------------------------------------------------------------------------------------
 Additions:
 Interest income                       $        -   $       -     $    720,606     $       -     $         -   $    720,606
 Net appreciation (depreciation)
  of investments                          187,161     (45,370)       5,126,241             -               -      5,126,241
 Earnings (losses) prior to transfer            -           -           (7,889)            -               -         (7,889)
 Employee contributions
  (Note 1)                                212,043     179,195        2,826,230             -               -      2,826,230
 Employer contributions
  (Note 1)                                 42,996      13,935          862,886             -               -        862,886
------------------------------------------------------------------------------------------------------------------------------
Total additions                           442,200     147,760        9,528,074             -               -      9,528,074
------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions                74,399      (5,516)       6,708,490        85,200               -      6,793,690
 Forfeitures                                  550          23          116,641             -               -        116,641
 Administrative expenses                      124         865            4,977             -               -          4,977
------------------------------------------------------------------------------------------------------------------------------
Total deductions                           75,073      (4,628)       6,830,108        85,200               -      6,915,308
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                   367,127     152,388        2,697,966       (85,200)              -      2,612,766
------------------------------------------------------------------------------------------------------------------------------
Transfer from American
 Tourister (Note 3)                        80,050           -        6,817,042             -      (6,817,042)             -
------------------------------------------------------------------------------------------------------------------------------
Interfund transfers                     1,591,904      61,816         (143,561)      143,561               -              -
------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 benefits, beginning of year                    -           -       28,387,686       777,342       6,817,042     35,982,070
------------------------------------------------------------------------------------------------------------------------------
Net assets available for
 benefits, end of year                $ 2,039,081   $ 214,204     $ 37,759,133     $ 835,703     $         -   $ 38,594,836
------------------------------------------------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to financial statements.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                  Investment Funds
                                         -------------------------------------------------------------------------
                                            Fixed            Equity         Balanced       Indexed
Year Ended December 31, 1996             Income Fund       Income Fund        Fund          Fund           Total
------------------------------------------------------------------------------------------------------------------------------------

Additions:
 Dividend income                      $           -    $          -    $    287,542   $     85,096   $     372,638
 Interest income                            651,617           1,885             764            889         655,155
 Net appreciation of investments                  -         122,521         305,974        671,080       1,099,575
 Employee contributions (Note 1)            588,883         649,679         393,872        360,804       1,993,238
 Employer contributions (Note 1)            196,807         234,774         119,489        123,878         674,948
------------------------------------------------------------------------------------------------------------------------------------
Total additions                           1,437,307       1,008,859       1,107,641      1,241,747       4,795,554
------------------------------------------------------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions               1,423,412         608,767         349,097        169,164       2,550,440
 Forfeitures                                 11,183          16,028          16,789         10,084          54,084
 Administrative expenses                      8,063           6,162           2,706          1,819          18,750
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                          1,442,658         630,957         368,592        181,067       2,623,274
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                      (5,351)        377,902         739,049      1,060,680       2,172,280
------------------------------------------------------------------------------------------------------------------------------------
Transfer from American Tourister (Note 3)         -               -               -              -               -
------------------------------------------------------------------------------------------------------------------------------------
Interfund transfers                         100,784      (1,415,589)        384,395      1,061,423         131,013
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits,
 beginning of year                       11,295,176       8,782,173       3,739,042      2,268,002      26,084,393
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                           $11,390,609    $  7,744,486    $  4,862,486   $  4,390,105   $  28,387,686
------------------------------------------------------------------------------------------------------------------------------------



                                                             Transfer
                                                               from
                                           Participant       American
Year Ended December 31, 1996                 Loans           Tourister        Total
--------------------------------------------------------------------------------------
Additions:
 Dividend income                          $        -    $          -     $     372,638
 Interest income                                   -               -           655,155
 Net appreciation of investments                   -               -         1,099,575
 Employee contributions (Note 1)                   -               -         1,993,238
 Employer contributions (Note 1)                   -               -           674,948
-----------------------------------------------------------------------------------------
Total additions                                    -               -         4,795,554
-----------------------------------------------------------------------------------------
Deductions:
 Benefits and distributions                        -               -         2,550,440
 Forfeitures                                       -               -            54,084
 Administrative expenses                           -               -            18,750
-----------------------------------------------------------------------------------------
Total deductions                                   -               -         2,623,274
-----------------------------------------------------------------------------------------
Net increase (decrease)                            -               -         2,172,280
-----------------------------------------------------------------------------------------
Transfer from American Tourister (Note 3)    154,294       6,817,042         6,971,336
-----------------------------------------------------------------------------------------
Interfund transfers                         (131,013)              -                 -
-----------------------------------------------------------------------------------------
Net assets available for benefits,
 beginning of year                           754,061               -        26,838,454
-----------------------------------------------------------------------------------------
Net assets available for benefits,
  end of year                             $  777,342    $  6,817,042     $  35,982,070
-----------------------------------------------------------------------------------------

See accompanying summary of accounting policies and notes to financial statements.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                  SUMMARY OF ACCOUNTING POLICIES

--------------------------------------------------------------------------------

Basis of                        The accompanying financial statements have been
Accounting                      prepared on the accrual basis of accounting.


Valuation of                    Mutual funds are determined by quoted market
Investments                     prices, where available. Participant loans are
                                valued at cost, which approximates market value.
                                Purchases and sales of securities are recorded as of the trade date.

Use of                          The preparation of financial statements in
Estimates                       conformity with generally accepted accounting
                                principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.


Payment                         Distributions are recorded when paid.
of Distributions

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.  Description of              The following description of the Samsonite
    the Plan                    Corporation Employee Savings Trust (the "Plan")
                                provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                                General

                                The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the "Company"). Samsonite Company Stores, Inc. ("SCS"), formerly known as A.T. Retail, Inc., an affiliate of Samsonite Corporation, adopted the Samsonite Employee Savings Trust ("SEST") effective August 28, 1996 for the benefit of only those former employees of Samsonite Outlet Stores who became employees of SCS as of August 28, 1996, but not for the benefit of any other employees of SCS.
                                The CIGNA Retirement and Investment Services
                                ("CIGNA") is the Trustee effective January 1, 1997. The Bankers Trust Company was the trustee of the Plan during 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                Eligibility

                                Full-time employees of the Company are eligible to participate in the Plan as of the first day of the month following their date of hire. Part-time employees of the Company are eligible to participate as of the first day of any month following completion of one year of eligible service.

                                Contributions

                                Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company makes matching contributions of 50% of the first 6% of participant contributions.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



                                While an employee may contribute up to 17% of his annual compensation, employee contributions in excess of 6% will not receive the 50% employer matching contribution. For the year ended December 31, 1997, the first $9,500 of an employee's contribution was contributed on a before-tax basis; contributions in excess of $9,500 were on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

                                Participant Accounts

                                Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                Effective December 31, 1996, the plan
                                administrator transferred the Monetta Fund,
                                Inc., Windsor II Portfolio Fund, the T. Rowe
                                Price International Stock Fund, the Fidelity
                                Investments Blue Chip Growth Fund and the
                                Vanguard Index Trust 500 Portfolio into the BT Pyramid Directed Account Cash Fund in preparation of transferring the plan assets to CIGNA Retirement and Investment Services ("CIGNA"), the new trustee of the Plan, effective January 1, 1997.

                                Effective January 1, 1997, participants may direct contributions, in multiples of 1% increments, to the following investment options provided by CIGNA:

                                (1)  Fixed Income Fund - This fund consists of
                                     -----------------
                                the CIGNA Guaranteed Income Fund, a fund that seeks to preserve capital plus attractive fixed income returns. This fund has replaced the BT Pyramid Directed Account Cash Fund.

                                (2)  Equity Income Fund - This fund consists of
                                     ------------------
                                the Fidelity Equity Income II Fund, a fund that seeks a combination of capital growth and

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FIANACIAL STATEMENTS

--------------------------------------------------------------------------------


                                current income. This fund has replaced the Monetta Fund, Inc.

                                (3)  Balanced Fund - This fund consists of the
                                     -------------
                                CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. The funds consist of the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60. These funds have replaced the Pimco Total Return Fund, the Windsor II Portfolio Fund, the T. Rowe Price International Stock Fund and the Fidelity Investments Blue Chip Growth Fund.

                                (4)  Indexed Fund - This fund consists of the
                                     ------------
                                CIGNA Stock Market Index Account. This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index which provides investors with long-term growth of capital and income. This fund has replaced the Vanguard Index 500.

                                (5) Growth Funds - The growth funds consist of
                                    ------------
                                the Fidelity Contra Fund and the Founders Growth Fund. Both of these funds seek long-term capital appreciation from equities with little or no need for current income.

                                (6) Aggressive Growth Fund - This fund consists
                                    ----------------------
                                of the PBHG Growth Fund, a fund that seeks potentially rapid growth of capital associated with investing in small capitalization companies with strong balance sheets.

                                (7) International Fund - This fund consists of
                                    ------------------
                                the Janus Worldwide Fund, a fund that seeks potentially increased returns from participation in foreign and domestic stock markets as well as diversification benefits.

                                (8) Samsonite Stock - Funds are invested in
                                    ---------------
                                shares of the Company's common stock. The fund is comprised of the underlying company stock and a short-term cash component to provide liquidity for daily trading.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                Vesting

                                Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and their earnings based on years of service as follows:

                                Years of Service               Vested Percentage
                                ------------------------------------------------

                                Less than three                            0%
                                At least three but less than five         50%
                                Five or more                             100%
                                ------------------------------------------------

                                Upon death, total disability, reaching normal retirement age, or termination of the Plan a participant's account becomes fully vested. Forfeited employer contributions are used to reduce the required future employer matching contributions. In 1997, employer contributions were reduced by $276,212 from forfeited nonvested accounts.

                                Payment of Benefits

                                Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over 10 or fewer years.

                                Participant Loans

                                Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate similar to local prevailing rates. Interest rates on current loans range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions. In the statements of changes in net assets

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                available for benefits, interest earned on participant loans is included with participant contributions.

                                Administrative Expenses

                                Most administrative expenses of the Plan are paid by the Plan. In addition, the Company, subject to change, has provided certain services and paid certain expenses of the Plan without reimbursement.

                                Discontinuance of Contributions

                                Upon the discontinuance of contributions to the Plan by the employer, all participants shall have a nonforfeitable 100% vested interest in their account.

                                Tax Status

                                The Plan has received a favorable determination letter from the Internal Revenue Service dated August 29, 1995 indicating that it is qualified under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the related trust is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

2.  Investments                 The fair value of investments that individually
                                represent 5% or more of the Plan's net assets are as follows:


                                December 31,                                    1997                  1996
                                -------------------------------------------------------------------------------
                                BT Pyramid Directed Account Cash Fund    $            -         $  26,964,483
                                Guaranteed Income Fund                       11,207,910                     -
                                Lifetime 40                                   5,213,657                     -
                                Fidelity Equity Income II Fund                9,716,371                     -
                                Stock Market Index Fund                       5,884,588                     -
                                Fidelity Contra Fund                          2,434,009                     -


                                                                                                             13

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


3.  Adoption of                 On December 31, 1996, the American Tourister
    American                    Retirement Plan was merged into the Plan. The
    Tourister                   1996 receipt of the net assets has been
    Retirement                  recognized in the accounts of the Plan as of
    Plan                        December 31, 1997 at their balances as
                                previously carried in the accounts of the American Tourister Retirement Plan. A summary of the transferred net assets follows:

                                December 31,                             1996
                                ----------------------------------------------

                                Investments, at fair value       $  6,641,624
                                Participant loans                     154,294
                                Contributions receivable              175,418
                                ----------------------------------------------

                                                                 $  6,971,336
                                ----------------------------------------------
                                                                14

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                      SCHEDULE 1


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

-----------------------------------------------------------------------------------------------

                                                                              EIN:  13-3346672
                                                                              Plan Number 005

December 31, 1997
-----------------------------------------------------------------------------------------------

(a)                   (b)                             (c)           (d)            (e)
 *                                                  Number                       Current
               Identity of issue                    of shares       Cost          value
-----------------------------------------------------------------------------------------------
               Cash                                      -  $    19,243      $    19,243
               Guaranteed Income Fund              421,327   11,207,910       11,207,910
               Lifetime 60                           2,801       40,408           40,727
               Lifetime 50                          16,126      236,837          255,364
               Lifetime 40                         323,048    4,515,586        5,213,657
               Lifetime 30                           2,040       31,850           33,960
               Lifetime 20                             583        9,409            9,755
               Fidelity Equity Income II Fund      271,267    7,740,762        9,716,371
               Stock Market Index Fund             115,657    4,754,230        5,884,588
               Fidelity Contra Fund                 39,277    2,009,096        2,434,009
               Founders Growth Fund                 26,425      585,150          575,926
               PBHG Growth Fund                     11,820      282,117          300,282
               Janus Worldwide Fund                 43,263    1,752,791        1,871,981
               Samsonite Stock                       6,165      248,251          194,961
               Participant loans, 6%-10%                 -            -          835,703

            See accompanying report of independent certified public accountants.

*  There were no non-exempt party-in-interest transactions.

                                                           SAMSONITE CORPORATION
                                                          EMPLOYEE SAVINGS TRUST
                                                                      SCHEDULE 2

                                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

------------------------------------------------------------------------------------------------

                                                                                EIN:  13-3346672
                                                                                 Plan Number 005

Year Ended December 31, 1997
------------------------------------------------------------------------------------------------

                                                                        Current value
                                                                          of asset
                                   Purchase    Selling       Cost of    on transaction  Net gain
  Identity of party involved        price      price          asset            date     or (loss)
-------------------------------------------------------------------------------------------------
Lifetime 40                    $ 6,399,499   $        -   $ 6,339,499   $ 6,339,499   $        -
Lifetime 40                              -    1,950,716     1,823,912     1,950,716      126,804
Stock Market Index               6,337,191            -     6,337,191     6,337,191            -
Stock Market Index                       -    1,769,571     1,582,962     1,769,571      186,609
Janus Worldwide                  2,484,766            -     2,484,766     2,484,766            -
Janus Worldwide                          -      799,273       731,975       799,273       67,298
Fidelity Contra Fund             2,638,483            -     2,638,483     2,638,483            -
Fidelity Contra Fund                     -      685,623       629,387       685,623       56,236
Fidelity Equity Income II       10,534,337            -    10,534,337    10,534,337            -
Fidelity Equity Income II                -    3,100,737     2,793,576     3,100,737      307,161
Guaranteed Income               14,864,260            -    14,864,260    14,864,260            -
Guaranteed Income                        -    4,376,962     4,376,962     4,376,962            -

               See accompanying report of independent certified public accountants.

                                                                                              16